

January 28, 2010

Mr. Clay Newton
Vice-President of Finance
FX Energy, Inc.
Street 3006 Highland Drive, Suite 206
Salt Lake City, UT 84106

>   **Re: FX Energy, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed March 16, 2009**
>   **Definitive Proxy Statement**
>   **Filed April 23, 2009**
>   **File No. 0-25386**

Dear Mr. Newton:

     We have completed our review of your filings and have no further comments at this time.

     Sincerely,

     H. Roger Schwall
     Assistant Director